UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69384

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CURVATURE SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

39 Main Street
(No. and Street)

Chatham	NJ	07928
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William Pigott	908-565-1216	tpigott@curvaturesecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Meisel, Tuteur & Lewis, P.C.
(Name – if individual, state last, first, and middle name)

105 Eisenhower Parkway	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

09/29/09	3861
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM PIGOTT _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CURVATURE SECURITIES LLC _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public State of Florida
Dawn Havens
My Commission HH 093173
Expires 05/27/2025

Notary Public



Signature: _____

Title: _____
CEO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ■ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CURVATURE SECURITIES, LLC

Financial Statement

December 31, 2023

Public Document

CURVATURE SECURITIES, LLC

CONTENTS:



Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Curvature Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Curvature Securities, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Curvature Securities, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Curvature Securities, LLC's management. Our responsibility is to express an opinion on Curvature Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Curvature Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Meisel, Tuteur, & Lewis P.C.

MEISEL, TUTEUR & LEWIS, P.C.

We have served as Curvature Securities, LLC's auditor since 2019.

Roseland, New Jersey
February 29, 2024

Curvature Securities, LLC

Statement of Financial Condition
December 31, 2023

Cash	$	12,535,508
Cash and securities segragated under federal and other regulations		80,022,728
Securities purchased under agreements to resell, net		23,083,146,475
Securities owned, at fair value		3,434,589
Securities borrowed		23,007,722
Receivables from brokers and clearing organizations		348,215,071
Receivables from customers		374,034
Other receivables		258,793
Prepaid expenses and deposits		211,477
Right-of-use assets		399,306
Due from parent		1,600
Property and equipment, net of accumulated depreciation of $490,388		721,127
Total assets	$	23,552,328,430

Liabilities and Member's Equity

Liabilities

Securities sold under agreements to repurchase, net	$	23,210,275,990
Securities loaned		20,270,106
Payable to brokers and clearing organizations		142,786,333
Payable to customers		74,225,016
Accounts payables and accrued expenses		1,583,305
Lease liability		542,846
Due to affiliate		133,287
Other liabilities		397,396
Total liabilities		23,450,214,279
Member's equity		102,114,151
Total liabilities and member's equity	$	23,552,328,430

See accompanying notes to the financial statement.
PUBLIC DOCUMENT

1.   **Organization and Nature of Business**

Curvature Securities, LLC (the "Company") was organized under the laws of Delaware on September 14, 2013 and is a wholly-owned subsidiary of Curvature Holdings, LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was granted registration as a broker dealer on August 7, 2014. The Company is also a member of Securities Investor Protection Corporation ("SIPC"), the Depository Trust Clearing Corporation ("DTCC"), DTCC's subsidiary, National Securities Clearing Corporation ("NSCC"), the Government Securities Division ("GSD") of the Fixed Income Clearing Corporation ("FICC"), and the Options Clearing Corporation ("OCC"). On January 19, 2022, FINRA granted the Company permission to expand its business to include, clearance, settlement and carrying of equity securities, and to engage in providing Prime Broker services. The Company conducts its business operations from offices located in New Jersey and Florida.

The Company's primary business activities include 1) securities lending and borrowing which is executed through a financed matched-book portfolio of reverse repurchase agreements and repurchase agreements transactions, 2) securities lending and borrowing operations in matched-book portfolio of equities securities borrowed and loaned transactions and 3) stock lending services. Occasionally, the Company may affect riskless principal transactions in U.S. government securities with its customers, through its clearinghouse bank, BMO Harris Bank N.A.

The Company is subject to Rule 15c3-3 (the Customer Protection Rule) of the Securities Exchange Act of 1934. It is subject to a minimum net capital requirement of $1,500,000 with respect to Rule 15c3-1.

The Company participates in a variety of financial and administrative transactions with related parties and affiliates. Though generally at commercial rates, it is possible that because of these relationships, the terms of some of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

2.   **Summary of Significant Accounting Policies**

Basis of Financial Statement Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry.

Management Estimates

The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Management believes that the estimates utilized in preparing the Company's financial statement is reasonable. However, actual results could differ from those estimates and differences may be material.

Subsequent Events

The Company has considered subsequent events and transactions through February 29, 2024, the date the financial statements were issued, noting no material events requiring disclosure or recognition in the Company's financial statements.

Government and Other Regulation

A broker-dealer of securities business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's net capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined.

2.   **Summary of Significant Accounting Policies (continued)**

Cash and Cash Equivalents

The Company considers highly liquid instruments, with original maturities of three months or less at the date of acquisition that are not held for sale in the ordinary course of business, to be cash equivalents. The Company has cash deposits with high credit quality financial institutions, several of which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per institution. At December 31, 2023, the Company has cash account balances at certain financial institutions that exceeded FDIC coverage limit. The Company believes it mitigates this risk by investing in or through major financial institutions and primarily in funds that are insured by the United States federal government. At December 31, 2023, there were no investments classified as cash equivalents.

Cash and Securities segregated under federal and other regulations

The Company defines cash and securities segregated for regulatory purposes as deposits of cash and qualified securities that have been segregated in special reserve bank accounts for the benefit of customers and the proprietary accounts of brokers (PAB) under Rule 15c3-3 of the SEC. Restricted cash and securities consists of client funds and totaled $73,640,633 at December 31, 2023. Restricted cash is included in cash and securities segregated for regulatory purposes on the statement of financial condition.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase Collateralized Transactions

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") result from matched-book portfolio transactions with other counterparties and accounted for as collateralized financing transactions and are carried at either contract value plus accrued interest or at fair value in accordance with the fair value option if the original maturity of the transaction is greater than 180 days. See Note 4 for further information on fair value option for reverse repurchase agreements and repurchase agreements. It is the policy of the Company to obtain possession of collateral with market values equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. The Company manages liquidity risks related to these agreements by sourcing funding from a diverse group of counterparties, providing a range of securities collateral and pursuing longer durations, when appropriate. Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under applicable accounting standards. The Company has the right to sell or repledge all of the securities it has received under reverse repurchase agreements. These repledged securities have been used in the normal course of business.

Due to the highly liquid nature of the underlying collateral (U.S. government securities) and the short-term maturity of these agreements, in the majority of cases contractual amounts approximate fair value. The Company offsets reverse repurchase and repurchase agreements when the criteria under ASC 210-20-45-10 are met. Interest income and Interest expense are recognized when earned or incurred. Accrued interest income and interest expense payable are reported as part of securities purchased under agreements to resell and securities sold under agreements to repurchase, respectively, on the statement of financial condition.

Securities Borrowed and Securities Loaned Transactions

Securities borrowed and securities loaned result from matched-book portfolio transactions with other financial counterparties and are accounted for as secured financing, recorded at the amount of cash collateral advanced or received. At December 31, 2023, the Company had accepted collateral that is permitted by contract to sell or repledge exchange listed equities. Such collateral consists primarily of securities received from broker-dealers in connection with securities borrowed and securities loaned transactions. The market value of the underlying collateral is valued daily and additional collateral is obtained or refunded as necessary. All securities borrowed and securities loaned transactions, inclusive of rebate receivable and rebate payable, respectively, are recorded on a gross basis on the statement of financial condition. The Company accrues rebate income and rebate expense on a gross basis as earned or incurred.

2.   **Summary of Significant Accounting Policies (continued)**

Receivables from and Payables to Brokers-Dealers and Clearing Organizations

The Company is a member of various clearing organizations with which it maintains cash required in order to conduct its day-to-day clearance activities. Receivables from and payables to brokers-dealers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading and clearing of securities in the U.S. In addition, the net receivable or payable arising from unsettled trades would be reflected in either the receivable from or payable to brokers-dealers and clearing organizations line item on the statement of financial condition. Securities failed to deliver or receive represent the contract value of the amount failed to be received or delivered as of the date of the statement of financial condition.

Deposits with clearing organizations represent cash deposited with central clearing agencies for the purposes of supporting clearing and settlement activities and are reflected in the receivable from brokers-dealers and clearing organizations line item on the statement of financial condition. Customer collateral pledged is not reflected on the statement of financial condition. The Company carries cash deposited with clearing organizations at cost, which approximates fair value.

Payables to Broker-Dealers and clearing organizations include amounts payable for clearing deposits from introducing brokers and amounts payable to the Company's introducing brokers.

Receivables and Payables - Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Customer securities transactions are recorded on a settlement date basis, which is generally two business days after trade date. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

Other assets

Other assets are comprised of receivables generated in the normal course of business, such as prepaid expenses, deposits, and an investment in DTCC.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation and amortization, and consists primarily of furniture and fixtures of $143,556, computer and office equipment of $25,541 and leasehold improvements of $552,030 at December 31, 2023. Fixed asset balances are reviewed annually for impairment. There is no such impairment loss recorded during the year ending December 31, 2023.

Securities Transactions

All securities transactions are recorded on a trade date basis. Securities owned are recorded at fair value.

Accounts Payable, Accrued Expenses, and Other Liabilities

Accounts payable, accrued expenses, and other liabilities include accruals for employee related compensation, employee benefits and third-party services, as well as other payables.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, no income taxes are reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return.   The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

2.   **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)

The U.S. Federal jurisdiction, New Jersey and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is generally no longer subject to U.S. Federal examinations by tax authorities for years before 2019. No interest expense or penalties have been assessed for the year ended December 31, 2023.

Leases

In accordance with ASC 842 – Leases, the Company records a right-of-use asset and related lease liability on the statement of financial condition for leases in excess of one year. Such amounts are based on the net present value of future lease obligations, using an incremental borrowing rate of 5.0% to determine the Company's effective cost of capital. Lease costs for lease payments are recorded on a straight-line basis over the term of the lease. The Company also has a short-term lease with a related party that has a lease term of 12 months or less. Right-of-use asset and lease liability is not recognized for this lease (see Note 7).

Concentration of Credit Risk

The Company provides brokerage, clearance, financing and related services to a customer base primarily in the United States, including institutional and individual investors and brokers and dealers. The Company's exposure to credit risk associated with these transactions is measured on an individual customer or counterparty basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral is continually monitored and counterparties are required to provide additional collateral as necessary.

Reclassifications

Certain reclassifications have been made to the prior year financial statement to conform to the current year presentation.

3.   **Collateralized Agreements**

At December 31, 2023, the Company has received securities with market values of $ 29,570,775,253 under reverse repurchase agreements and pledged securities with market values of $ 29,601,024,443 under repurchase agreements. The securities pledged and received by the Company are U.S. Treasury securities. The Company's counterparties to its repurchase agreements have the right by contract to sell or repledge the Company's pledged securities.

At December 31, 2023, included in securities purchased under agreements to resell, net and securities sold under agreements to repurchase, net on the statement of financial condition is accrued interest of $51,284,960 and $24,450,685, respectively.

Reverse repurchase agreements and repurchase agreements with the same counterparty and the same maturity are presented net on the statement of financial condition when the terms of the agreements permit netting.

The following table summarizes information regarding netting of repurchase and reverse repurchase agreements on the statement of financial condition as of December 31, 2023:

	Gross balance	Amounts netted on the Statement of Financial Condition	Net balance
Assets:			
Reverse repurchase agreements	$ 29,427,512,479	$ 6,344,366,004	$ 23,083,146,475
Liabilities:			
Repurchase agreements	$ 29,554,641,994	$ 6,344,366,004	$ 23,210,275,990

3.   Collateralized Agreements (continued)

The Company is a netting member of the GSD of the FICC, an industry clearinghouse for reverse repurchase agreements and repurchase agreements transactions. At the end of each business day, for every trade submitted to and matched by FICC, the transaction is novated to FICC, thereby FICC becomes the Company's counterparty. FICC netted reverse repurchase agreements and repurchase agreements amounted to $4,481,204,250 as of December 31, 2023.

As of December 31, 2023, the Company had commitments to enter into reverse repurchase agreements and repurchase agreements of approximately $9,378,974,964 and $10,448,495,552 respectively.

Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. In the event the counterparty is unable to meet its contractual obligation under these arrangements, the Company may incur losses equal to the amount by which the market value of the securities differs from the amount of collateral held. The Company mitigates credit risk associated with these activities by monitoring the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Reflected in securities borrowed and securities loaned on the statement of financial condition are rebates receivable and rebates payable of $535,979 and $665,276, respectively.

In the normal course of business, the Company obtains securities under securities borrowing agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2023, in connection with the outstanding securities borrowed contracts, the Company obtained securities with a fair value of approximately $20,283,174 on such terms.

At December 31, 2023, approximately $18,066,576 have been pledged to others in connection with the Company's securities lending activities.

4.   Fair Value Option for Reverse Repurchase and Repurchase Agreements

The financial instruments guidance in ASC 825, Financial Instruments ("ASC 825"), provides an option that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has elected the fair value option for certain reverse repurchase and repurchase agreements that have a term of greater than 180 days at inception. The Company economically hedges these transactions with futures contracts that are also accounted for at fair value. Accordingly, this option has been elected as the Company believes that its overall performance is more accurately measured when such reverse repurchase and repurchase agreements and their related economic hedges are both reported at their fair values.

Reverse repurchase and repurchase agreements recorded at their contractual amounts plus accrued interest approximate fair value, as the fair value of these items is not materially sensitive to shifts in market interest rates because of the short-term nature of these instruments or to credit risk because the reverse repurchase and repurchase agreements are substantially collateralized.

For purposes of the fair value hierarchy, certain reverse repurchase and repurchase agreements reported at fair value that have a term of greater than 180 days at inception are classified as Level 2.

As of December 31, 2023, no unrealized gains or losses were included in the reverse repurchase and repurchase agreement balances reported on the statement of financial condition in relation to positions with terms over 180 days.

5.   **Fair Value Measurements**

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), establishes a fair value hierarchy that prioritizes the significant inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:

- Level 1 – Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

- Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

- Level 3 – Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date

Inputs broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. The Company uses actively quoted market prices as the primary input to its valuation. An individual investment's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" may require judgment by the Company's management.

The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by multiple, independent sources that are actively involved in the relevant market. The categorization of an investment within the hierarchy is based upon the pricing transparency of that investment and does not necessarily correspond to the Company's perceived risk of that investment.

The Company's investments were within either Level 1, as quoted prices for identical securities were readily available, or Level 2, as inputs other than quoted prices are observable for the asset or liability either directly or indirectly.

The following table presents the financial instruments carried on the statement of financial condition by level within the valuation hierarchy as of December 31, 2023:

	Fair Value Measurements 12/31/2023	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation	Investments Valued at Net Asset Value
Assets					
Reverse repurchase agreements	$ 23,083,146,475	$ -	$ 23,083,146,475	$ -	$ -
Securities owned (1)	3,434,589	450,188	2,735,591	-	248,810
Securities segragated under federal and other regulations	80,011,375	80,011,375	-	-	-
Securities borrowed	23,007,722	-	23,007,722	-	-
	$ 23,189,600,161	$ 80,461,563	$ 23,108,889,788	-	$ 248,810
Liabilities					
Repurchase agreements	$ 23,210,275,990	$ -	$ 23,210,275,990	$ -	$ -
Securities loaned	20,270,106	-	20,270,106	-	-
	$ 23,230,546,096	$ -	$ 23,230,546,096	$ -	$ -

(1) Securities Owned includes an investment in an investment company which is measured at fair value using the net asset value ("NAV") per share (or its equivalent) as a practical expedient has not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial condition.

5.   **Fair Value Measurements (continued)**

Securities Owned – consists of money market securities, non-marketable securities, and investments in holding companies. Securities segregated under federal regulations – consists of short-term U.S. treasury securities.

U.S. Treasury securities are measured at fair value using quoted prices for identical securities in active dealer markets. Federal agency securities are measured using a spread to the Treasury benchmark. Accordingly, U.S. Treasury securities are categorized in Level 1 of the fair value hierarchy when actively traded ("on-the-run"). Less actively traded ("off-the-run") U.S. Treasury and federal agency securities are categorized in Level 2 of the fair value hierarchy.

Investment in holding company – The Company values its direct investment in a holding company based on the net asset valuation (NAV) provided by the company, without any adjustments. The NAV is calculated in a manner that is consistent with U.S. Generally Accepted Accounting Principles (GAAP) for private company investments. Distributions are determined at the sole discretion of the general partner or the managing member of the holding company. The holding company fair value is measured using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in the table are intended permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial condition.

Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, receivables from brokers and clearing organizations, receivables from customers, other receivables, prepaid expenses and deposits, accounts payable and accrued expenses, due to affiliate, payables to brokers and clearing organizations, payable to customers, and other liabilities. Such amounts are measured as Level 1 within the fair value hierarchy.

6.   **Receivable from and Payable to Broker-Dealers and Clearing Organizations**

The Company is a netting member of the GSD of the FICC, an industry clearinghouse for reverse repurchase agreements and repurchase agreements transactions. The Company is also a member of the OCC for clearing securities borrowing and lending transactions and a NSCC for clearing customer transactions. The Company uses BMO Harris Bank, as its settling and clearing bank and agent in connection with reverse repurchase and repurchase agreements, securities borrowing and lending, and customer transactions.

Amounts receivable from and payable to broker-dealers and clearing organizations gross at December 31, 2023, consisted of the following:

Receivables from brokers and clearing organizations:		
Deposits with clearing organizations	$	323,993,752
Receivable from clearing organizations		21,900,223
Fail to deliver		106,341
Receivable from broker dealers		2,310,877
Total receivables from brokers and clearing organizations	$	348,311,193
Payable to brokers and clearing organizations:		
Payable to clearing organizations		96,122
Fail to receive		140,251,799
Payble to broker dealers PAB requirement		2,524,534
Payable to broker dealers		10,000
Total payable to brokers and clearing organizations	$	142,882,455

Securities failed to deliver, and Securities failed to receive represent the contractual value of securities that have not been delivered or received on or after settlement date. Payable to brokers dealers PAB requirement are clearing deposits from introducing brokers and amounts payable to the Company's introducing brokers.

7.   Lease Commitments

On June 14th of 2021, the Company leased office space under a non-cancelable operating lease. The lease commenced on November 1, 2021. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes the lease liability and a right of use asset (ROU) on its balance sheet by recognizing the lease liability based on the present value of its future lease payments.

The Company uses an incremental borrowing rate of 5% based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments).

The Company's office space lease requires it to make variable payments for the Company's proportionate share of operating expenses (i.e., building's property taxes, insurance, and common area maintenance). These variable lease payments are not included in lease payments used to determine lease liability and are thus recognized as variable costs when incurred.

Maturity of the office space lease liability under the noncancelable operating lease is as follows:

Year Ending December 31,	
2024	166,760
2025	170,234
2026	189,500
2027	63,167
Total	$ 589,661
Total undiscounted lease payments	$ 589,661
Less imputed interest	(46,815)
Total office space operating lease liability	$ 542,846

8.   Transactions with Related Parties

The Company shares its office space as well as various administrative services with an affiliate of the Company. The Company entered into an expense sharing agreement in May 2015 whereby all expenses associated with the operations of the Company paid by the affiliated entity were charged to the Company. Under the agreement, certain expenses of the affiliated entity such as payroll costs, rent and office expenses are allocated to the Company at cost as well as all direct expenses of the Company paid on behalf of the Company. The Company's share of expenses is calculated based on estimated usage.

For the year ending December 31, 2023, allocated expenses under the agreement amounted to approximately $970,467.

As of December 31, 2023, the balance due to the related affiliate on the statement of financial condition of $133,286 arose from the expense sharing agreement. As of December 31, 2023, the balance due to parent on the statement of financial condition of $1,600 arose from expenses paid by the Company on behalf of the parent.

Related Party Transactions – Reverse repurchase agreements and repurchase agreements

During the year ended December 31, 2023, the Company entered into reverse repurchase and repurchase agreements with related parties of the Company's holding company, Curvature Holdings LLC. As of December 31, 2023, the Company had $766,709,895 of open reverse repurchase agreements and $139,709,680 of repurchase agreements with these related parties.

The transactions with affiliate and related parties described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

9.   **Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by SEC Rule 15c3-1 which requires that minimum net capital shall be the greater of 2% of aggregate debit items ("ADI") arising from customer transactions or $1,500,000.

As of December 31, 2023, the Company's regulatory net capital of $95,976,098 exceeded the minimum requirement of $1,500,000 by $94,476,098.

The Company is also subject to the SEC's Customer Protection Rule ("SEC Rule 15c3-3"), which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers and for proprietary account of broker dealers. At December 31, 2023, the Company maintained $80,022,728 in cash and securities segregated for the exclusive benefit of customers and for proprietary account of broker dealers.

10.   **Cash Segregated Under Federal and Other Regulations**

In accordance with the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, the Company is required to segregate cash and/or qualified securities for the exclusive benefit of customers.

At December 31, 2023 cash segregated under federal and other regulations consisted of the following:

Customers credit balance	$	74,225,016
Customer debit balance		(3,107,841)
Excess amount in reserve bank account		5,608,463
Total	$	76,725,638

11.   **Customer Payables**

Customer payables represent free credit balances from customer funds on deposit, and/or funds accruing to customers as a result of settled trades and other security related transactions.

The components of payables to customers as of December 31, 2023 are as follows:

Customer credit balance	$	74,225,016
Total customer payables	$	74,225,016

12.   **Broker-dealers PAB Requirements Segregated Under Federal and Other Regulations**

In accordance with the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, the Company is required to segregate cash and/or qualified securities for introducing brokers and amounts payable to the Company's introducing brokers.

At December 31, 2023 cash segregated under federal and other regulations consisted of the following:

Broker-dealers PAB credit balance	$	2,524,534
Broker-dealers PAB debit balance		(1,076)
Excess amount in reserve bank account		773,632
Total	$	3,297,090

13.   Concentrations

Concentrations of Credit Risk

The Company primarily enters into reverse repurchase and repurchase agreements with counterparties under a master repurchase agreement and borrowing and lending transactions with registered broker-dealers. The Company's exposure to credit risk associated with these transactions is measured for each individual counterparty and broker-dealer. To reduce the potential for risk concentration, credit limits are established.

At December 31, 2023, approximately 65% of the amount of reverse repurchase agreements were with counterparties other than the FICC and approximately 24% of the amount of repurchase agreements were with counterparties other than the FICC. All borrowing and lending transactions were with registered broker dealers.

As of December 31, 2023, the Company also has concentration of credit risk from maintaining U.S. treasuries securities as collateral for repurchase agreements and reverse repurchase agreements.

14.   Off-Balance Sheet and Credit Risk

As a securities broker, the Company is engaged in reverse repurchase and repurchase agreement transactions, securities borrowing and lending transactions, stock lending services, and may effect principal transactions in U.S. government securities with its customers.

The Company provides guarantees to its clearinghouses. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no liability is carried in the statement of financial condition for these transactions.

The Company may effect principal transactions in U.S. government securities with its customers through its clearinghouses. The agreements between the Company and its clearinghouses provides that the Company is obligated to assume any exposure related to non-performance by counterparties or customers. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of counterparties and customers in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the counterparties or customer's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company has established policies and procedures for mitigating credit risk, including reviewing and establishing limits for credit exposure, limiting transactions with specific counterparties, maintaining qualifying collateral and continually assessing the creditworthiness of counterparties.

The Company does not anticipate non-performance by counterparties and customers in the above situations.

In the normal course of business, the Company's counterparties and customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet-risk in the event the counterparties or customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

| 15. | **Commitments and Contingencies** |

Commitments

As of December 31, 2023, the Company had forward commitments to enter into reverse repurchase agreements in the amount of $9,378,974,964 and repurchase agreements in the amount of $10,448,495,552.

Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2023.The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

The Company is a member of the Depository Trust and Clearing Corporation (DTCC) and The Option Clearing Corporation (OCC). As part of the membership agreement, the Company and other members may be required to pay a proportionate share of the financial obligation of another member who may default on its obligation to these agencies. The Company's liability under these agreements are not quantifiable and can be in excess of the cash the Company posted as required deposit. The Company believes that it is unlikely that it will have to make material payment under these agreements and has not record contingent liability in the financial statements.



CURVATURE

SECURITIES

February 28, 2024

To Whom It May Concern:

Curvature Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2023;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2023;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2023; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

(6) Statements are sent to customers in accordance with FINRA Rule 2231.

I, William T. Pigott, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

Signed:____________________

Name: William T. Pigott

Title: CEO

Curvature Securities, LLC 39 Main Street, Chatham, NJ 07928 908-304-9200



MEISEL, TUTEUR & LEWIS, P.C.
Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Curvature Securities, LLC

We have examined Curvature Securities, LLC's statements, included in the accompanying Compliance Report, that (1) Curvature Securities, LLC's internal control over compliance was effective during the most recent fiscal year ended December 31, 2023; (2) Curvature Securities, LLC's internal control over compliance was effective as of December 31, 2023; (3) Curvature Securities, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2023; and (4) the information used to state that Curvature Securities, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Curvature Securities, LLC's books and records. Curvature Securities, LLC's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Curvature Securities, LLC with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or FINRA Rule 2231, *Customer Account Statements*, of The Financial Industry Regulatory Authority, Inc. that requires account statements to be sent to the customers of Curvature Securities, LLC will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Curvature Securities, LLC's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Curvature Securities, LLC's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2023; Curvature Securities, LLC complied with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2023; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2023 was derived from Curvature Securities, LLC's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Curvature Securities, LLC's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Curvature Securities, LLC's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Curvature Securities, LLC's statements referred to above are fairly stated, in all material respects.

Meisel, Tuteur, & Lewis P.C.
MEISEL, TUTEUR & LEWIS, P.C.

Roseland, New Jersey
February 29, 2024

105 Eisenhower Parkway, Suite 203 | Roseland, NJ 07068 | p 973.228.4600 | mtlcpa.com